EXHIBIT 1

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]

BOVESPA: BRKM
NYSE: BAK
www.braskem.com.br
------------------


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       BRASKEM ANNOUNCES FOURTH QUARTER 2002 NET PROFIT OF R$ 1.0 BILLION
           AND A US$ 319 MM REDUCTION IN DEBT FOR THE FINANCIAL YEAR

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(SAO PAULO, BRAZIL, MARCH 10, 2003) Braskem S.A. (BOVESPA: BRKM) (NYSE: BAK)
today announced earnings for the financial year 2002. Results are stated in Reais according to Brazilian Corporate Law. Considering that Braskem was incorporated only on August 16, 2002, the comments stated herein are based on the Company's consolidated pro-forma financial statements, attached at the end of this release. The consolidated pro-forma results include the following adjustments: (i) the elimination of the effects of CVM rule 247, consolidating only those investments under the direct management of Braskem and recognizing the stakes in Politeno and COPESUL via the equity accounting method; (ii) the consolidation of the twelve months earnings in Braskem's figures of OPP Quimica, Trikem, Nitrocarbono, Proppet and Polialden, as if the corporate structure existing as at December 31, 2002 had existed since the beginning of the 2002 and 2001 financial years. The comments in this release refer to consolidated earnings with all comparisons being made with the same period in 2001. The principles on which the balance sheet and pro forma consolidated results are based were examined and reviewed by the independent auditors. On December 31, 2002 the Real/US dollar exchange rate was R$ 3.5333.


1.   PRINCIPAL HIGHLIGHTS
--------------------------------------------------------------------------------

o The financial year 2002 was decisive in the process involving the creation of Braskem and the restructuring of the Brazilian petrochemical industry as a whole. The Company is the result of one of the most significant corporate reorganizations ever undertaken in Brazil and designed to satisfy the interests of all the shareholders. Braskem became fully operational in a short space of time - 137 days to be precise - from the Company's incorporation on August 16, 2002 to the end of the financial year 2002. Following this brief period, the process of corporate integration involving six major companies - Copene Petroquimica do Nordeste S/A, OPP Quimica S/A, Trikem S/A, Proppet S/A, Nitrocarbono S/A and Polialden Petroquimica S/A - is proceeding according to plan.

o Braskem's gross revenues for 2002 were R$ 8,858 million, 20% higher than the R$ 7,393 million reported for the previous year. Net revenues were R$ 6,991 million in 2002, 24% higher than the revenue of R$ 5,631 million posted in 2001.

o Braskem increased exports by 8% from US$ 385 million to US$ 415 million in 2002, ranking the Company as one of the most important exporters of industrial products in Brazil.

o Ebitda during the financial year totaled R$ 2,114 million as against R$ 1,158 million in 2001, a year-over-year growth of 83%. Ebitda margin in 2002 was 30% compared with 21% in 2001, in spite of the year being one characterized by a sharp devaluation of 52% in the Real against the US dollar, substantial volatility throughout the period and uncertainty on the international front. Braskem's Ebitda margin in 2002 was considerably higher than the average for both domestic and international petrochemical industries, about 17% and 12% respectively.

o The Company's 4th quarter 2002 net income was R$ 1,042 million which contributed to the reduction in the accumulated loss for the financial year, final result being R$ 794 million.

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                                      -1-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


     In this context, during the quarter Braskem booked tax credits as well as non-recurring negative items which impacted the cost of goods sold (COGS) as well as general and administrative expenses. These effects are commented upon later in this release.

o In 2002, Braskem reduced its net debt by US$ 319 million with total outstanding debt declining to US$ 1.9 billion on December 31, 2002 from US$
     2.2 billion December 31, 2001. This clearly illustrates the Company's firm commitment to use funds from its strong cash flow to pay down debt while at the same time taking steps to extend its debt maturity profile.

o Synergies from the integration process currently underway are being realized at a rapid rate, already totaling R$ 75 million/year on an annualized basis.

     o The increase in the production capacity of Ethylene, the principal raw material in the petrochemical production chain, through investments worth R$ 216 million in the Basic Petrochemicals Unit in Camacari, State of Bahia out of total capital expenditures of R$ 364 million for the year.

     Implementation of modern Corporate Governance principles:

     o Compliance with Bovespa's level 1 requirements with a commitment to migrate to Level 2 within two years;

     o 100% tag-along rights to all shareholders in the event of the sale of the controlling shareholding stake - a right which exceeds that called for under Bovespa's Level 2 requirements;

     o    Start-up of trading in Level II ADRs on the New York Stock Exchange
          (NYSE);

o Public Share Exchange Offering to the common shareholders of Nitrocarbono shares (See Recent Developments);

                                [GRAPHIC OMITTED]

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                                      -2-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


2.   OPERATING PERFORMANCE
--------------------------------------------------------------------------------


Braskem ended 2002 on a fully operational footing, a mere 137 days after its incorporation. Both its organization into Business Units as well as its management model is focused on the creation of shareholder value. By the end of the year, Braskem's organization model was already in place and its operating teams determined and aligned with the new management model. During the period of the Company's integration process, the exchange of skills and experiences between the different units has already been instrumental in a significant improvement in plant reliability and operating indicators, with the object of better serving customer requirements.

Braskem remains firmly committed to constantly upgrading its work processes and productivity. In this context the integration of its management information systems - in the final implementation phase - is fundamental.

o    INDUSTRIAL PERFORMANCE
     ----------------------

     PRODUCTION VOLUME - TONS         2002        2001     CHANGE %     4Q02      3Q02      4Q01
     ------------------------         ----        ----     --------     ----      ----      ----

     POLYOLEFIN UNIT
       - Polyethylene - PE           652,443     654,310         (1)   170,544   189,099   142,482
       - Polypropylene - PP          412,243     376,688          9    110,745   110,614    85,773

     VINYLS UNIT
       - Polyvinyl Chloride - PVC    401,844     363,421         11    112,558    97,245    81,093
       - Caustic Soda                415,924     366,186         14    117,648   115,625    90,506

     BASIC PETROCHEMICALS UNIT
       - Ethylene                    989,276   1,069,724         (8)   285,436   280,960   264,541
       - Propylene                   464,520     491,957         (6)   135,238   137,461   120,247

     BUSINESS DEVELOPMENT UNIT
       - PET                          59,031      56,517          4     15,582    15,576    14,930
       - Caprolactam                  57,522      48,221         19     14,552    15,258    12,491
     =============================================================================================

During the year the POLYOLEFINS UNIT reported various records at its polypropylene plants reaching levels above average historical levels and resulting in an increase of 9% in the production levels registered in 2001.

In 2002, the VINYLS UNIT reported increased output of its principal products, thanks to the implementation of operating excellence programs and the increased operating periods between scheduled maintenance stoppages. Additionally, the end of energy rationing eliminated restrictions on normal working at the industrial units.

At Braskem's BASIC PETROCHEMICALS UNIT, petrochemical output totaled 2,609 thousand tons in 2002, a 5% reduction compared with the 2,764 thousand tons recorded in the preceding year. The above production figure includes olefins (principally ethylene and propylene), aromatics, solvents and fuels. The year-on-year 8% reduction in ethylene output was due to programmed stoppages associated with investments to increase installed capacity, modernization and technological upgrading of the Pyrolysis Unit, already mentioned.


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                                      -3-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


At the BUSINESS DEVELOPMENT UNIT, the highlight was the good operating consistency of the PET plant, which reported a record production of 59 thousand tons of this product in 2002, 4% more than the volume registered in 2001. Likewise, the Company recorded new production records of caprolactam (57.5 thousand tons in 2002 against the previous record of - 56 thousand tons in
1997).

o    COMMERCIAL PERFORMANCE
     ----------------------

In 2002, Braskem implemented new commercial policies and strategies designed to consolidate its leadership of the regional market as well as to increase profitability and return on capital employed. Braskem is a regional leader in all its strategic market segments.

     SALES VOLUME - TONS              2002        2001     CHANGE %     4Q02      3Q02      4Q01
     -------------------              ----        ----     --------     ----      ----      ----

     POLYOLEFIN UNIT
       - Polyethylene - PE           660,165     628,457          5    165,948   190,331   146,277
       - Polypropylene - PP          411,437     376,849          9    103,947   114,113    95,024

     VINYLS UNIT
       - Polyvinyl Chloride - PVC    399,588     370,132          8    101,898    93,727    77,794
       - Caustic Soda                400,896     358,680         12    112,770   106,941    87,095

     BASIC PETROCHEMICALS UNIT
       - Ethylene                    994,826   1,064,840         (7)   285,993   278,828   263,859
       - Propylene                   463,637     491,710         (6)   142,978   128,802   119,126

     BUSINESS DEVELOPMENT UNIT
       - PET                          61,338      52,977         16     17,132    13,617    13,351
       - Caprolactam                  55,173      50,231         10     14,971    13,121    13,062
     =============================================================================================

In the domestic market, demand for thermoplastics, the Company's leading products - Polypropylene, Polyethylene and PVC - posted a 6.2% growth or an elasticity of 3.7 times Brazilian GDP expansion, thus confirming this segment's significant dynamism.

The POLYOLEFINS UNIT reported a significant growth in sales volume in 2002. During the period, the Brazilian polypropylene market posted a year-on-year growth of 11%, largely the result of increased demand from the blow molding sectors (mineral water), automotive compounds, film (flexible packaging) and injection (electrical home appliances and other household goods). Braskem succeeded in retaining its 41% share of the domestic market thanks to its good commercial performance. Domestic demand for polyethylene saw a growth of 6% in 2002, about 4 times that of Brazilian GDP. Braskem maintained its 29% share of the Brazilian market for polyethylene.

As shown in the preceding table, the VINYLS UNIT, recorded a significant rise in PVC sales volume. In addition, we would highlight the performance of the caustic soda segment with total sales of 401 thousand tons, an increase of 12% in relation to 2001. This represented a marked recovery in market share, which had been partially lost in 2001 to imports due to electricity rationing in the period. In this context, special mention should be made of the support given by the Braskem Center for Technology and Innovation to the Company's customer initiatives in projects for the manufacture of doors, windows and other components made from PVC as part of process of developing new uses for this material in the construction industry.

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                                      -4-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


The BASIC PETROCHEMICALS UNIT posted a record second semester with total sales of 1,610 thousand tons, and exceeding the previous highest figure registered in 1999. This occurred thanks to the successful resumption in production following the programmed stoppage at the Pyrolysis I plant in Camacari, Bahia. This stoppage was also responsible for a year-on-reduction reduction in ethylene sales during the year. At the end of 2002, Braskem became leader in the domestic market for aromatic solvents.

The highlight of the BUSINESS DEVELOPMENT UNIT was the sale of PET resin, which reported a 16% year-on-year volume increase. This growth was largely driven by the PET manufacturing segment in Bahia - which assured additional sales volume combined with greater product availability. Caprolactam sales were 55 thousand tons of which 46 thousand were sold to the domestic market.

Braskem adopts a pricing policy in line with trends in the international market. An incipient recovery in thermoplastics' prices has already been noted due to the recent imbalance between supply and demand as expected by specialized international consultancies.

o    EXPORTS
     -------

Braskem increased its exports by 8%, rising to US$ 415 million in 2002 from US$ 385 million in 2001, thus ranking the Company among the most important exporters of Brazilian industrial goods.

Polyethylene and polypropylene exports were 185 thousand tons in 2002, representing an increase of 6% in relation to the previous year. Braskem's exports benefited from price increases in the international market as well as the devaluation of the local currency against the US dollar.

In the Southern Cone region, although the economic crisis in Argentina has still not run its full course, our exports to this country have begun to recover - demonstrating product acceptance by our customers in that market.

Currently, Braskem, through its controlled company, Polialden Petroquimica, is the world's second largest producer of Ultra High Molecular Weight Polyethylene (UHMWP). This specialty polymer is a high technical performance engineering plastic with a high value added. The product performed particularly strongly with exports increasing from 5.0 thousand tons in 2001 to 14.3 thousand tons in 2002. This reflects Braskem's acquisition of Basell's UHMWP business in the USA together with the company's Brazilian subsidiary. Braskem has thus occupied an important strategic position in the US and European markets for this product.

The Basic Petrochemicals Unit maintained its exports composed principally of aromatic products, of particular note being the first shipments of automotive gasoline totaling 168 thousand m3, to the North American market, the main reason for higher sales of gasoline to this market being theits high quality and low sulfur content.

o    SYNERGIES
     ---------

After only 137 days from the date of its incorporation, Braskem has already made savings of R$ 75 million (on an annualized and recurring basis) in synergies arising from the process of corporate and operational integration.


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                                      -5-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


The Company is confident that it can achieve savings totaling R$ 330 million on an annualized and recurring basis resulting from the synergies identified during the implementation phase of the same process.

         SYNERGY COMPOSITION ARISING FROM INTEGRATION IN DECEMBER 2002
                                  (R$ MILLION)

                                [GRAPHIC OMITTED]


3.   ECONOMIC AND FINANCIAL PERFORMANCE
--------------------------------------------------------------------------------

o    NET REVENUES:
     -------------                                            NET SALES
                                                             (R$ MILLION)
Braskem's net revenues in 2002 were R$ 6,991
million, 24% higher than R$ 5,631 million posted           [GRAPHIC OMITTED]
in 2001. The principal factors driving this performance was a 7% year-on-year increase in thermoplastics sales volume and the recovery in resin prices of approximately 13% in relation to 2001. During 2002, thermoplastic resin prices rose approximately 40%, in line with pricing trends in the international market.

For a better understanding of the trend in the quarterly net revenue and a comparison between 2002 and 2001, please see following table:

BUSINESS UNITS          2002    2001    Chg %   4Q02    3Q02    4Q01
--------------          ----    ----    -----   ----    ----    ----

DOMESTIC MARKET         5,370   4,915     9%    1,643   1,595   1,235
  Basic Raw Material    2,256   2,138     6%      766     762     540
  Polyolefins           1,750   1,559    12%      461     480     402
  Vinyls                  970     876    11%      277     254     187
  Bus. Development        394     342    15%      139      99     106

EXPORT MARKET           1,621     716   126%      454     597     129
                        -----   -----   ---     -----   -----   -----

TOAL NET SALES          6,991   5,631    24%    2,097   2,192   1,364
                        =====   =====   ===     =====   =====   =====


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                                      -6-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


o    COST OF GOODS SOLD (COGS):
     --------------------------

  COST OF GOODS SOLD (COGS)            In 2002, the cost of goods sold (COGS)
                                       was R$ 5,747 million, 29% more than the
      [GRAPHIC OMITTED]                same item for 2001, when this item
                                       totaled R$ 4,468 million. This increase
                                       was due to higher naphtha costs, the
                                       Company's principal raw material,
                                       accounting for 66% of COGS and since
                                       naphtha prices are linked to the ARA
                                       (Amsterdam Rotterdam Antwerp) quotations and to the Real/US dollar exchange rate as well.

The ARA naphtha price posted a                     NAPTHA PRICE TRENDS
significant increase 2002 rising from           PRICE EXCLUDING ICMS (VAT)
US$ 168/tons in January to end the year
at US$ 263/tons, an increase of 56%. As             [GRAPHIC OMITTED]
shown in the graph below, the price of
the naphtha acquired by Braskem,
followed the international market since
both the imported product as well as
that supplied by Petrobras are priced
according ARA quotations on the
international market and includes the
effects of the devaluation of the Real
against the US dollar. In 2002, naphtha
prices rose by 106% in terms of Reais.

In 2002, Braskem purchased 3,832 thousand tons of petrochemical naphtha, equivalent to a reduction of 7% compared with the 4,122 thousand tons in 2001. This reduction was due to the programmed stoppage at the Pyrolysis Plant I, at the Company's Petrochemical Complex in Camacari, Bahia in the first semester and already mentioned above.

Of the total naphtha acquired in 2002, 2,778 thousand tons (72.4%) acquired from Petrobras, the Company's principal commercial partner. The remaining 1,059 thousand tons (27.6%) was imported directly by the Company, mainly from Africa and South America. Most of Braskem's sources of supply are located outside oil producing areas potentially subject to armed conflicts.

Braskem's depreciation and appreciation costs amounted to R$ 276 million, 31% more than the R$ 211 million reported in 2001, due to plant, property and equipment currently being transferred to permanent assets accounts.

o    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
     --------------------------------------------

Selling, general and administrative expenses (excluding depreciation and amortization) totaled R$ 543 million in 2002 against R$ 284 million in 2001. The following chart shows the principal changes:


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                                      -7-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


RECONCILATION OF 2001 AND 2002 SG&A EXPENSES                     R$ MILLION

SELLING, GENERAL
  AND ADMINISTRATIVE EXPENSES (2001) ...........................      284

  - Increase in Insurance Expenses  ............................       63
  - Costs and Reclassified Expenses ............................       47
  - Other Impacts ..............................................       13

SELLING, GENERAL
  AND ADMINISTRATIVE EXPENSES (2O02)
  BEFORE NON-RECURRING PROVISIONS ..............................      407

  - Expenses due to the
    Integration process and others .............................      136

SELLING, GENERAL
  AND ADMINSITRATIVE EXPENSES (2002)                                  543
================================================================================

The increase in insurance expenses reflects policies covering Braskem's assets denominated in US dollars. Certain costs and expenses were reclassified from COGS to the selling, general and administrative expenses item for clarity's sake.

Some expenditures and expenses were incurred subsequent to Braskem's process of integrating assets and its corporate reorganization. These had a negative impact on the figures for the financial year 2002 and included such items as payroll expenses; the increase in provision for delinquent payments in the light of current market conditions; litigation expenditures related to court actions involving the Industrial Products Tax - IPI tax charges and described under item
3.4 of this report, among others. Given their nature, it is our understanding that a large part of these expenditures are of a non-recurring nature.

o    DEPRECIATION AND AMORTIZATION EXPENSES
     --------------------------------------

Depreciation and amortization expenses totaled R$ 272 million in 2002. This item amounted to R$ 82 million, excluding the effect of deferred foreign exchange losses, the balance of which, R$ 190 million, was fully amortized in 2002. This procedure was taken to standardize the accounting treatment applied to all deferred foreign exchange losses at all the companies comprising Braskem. Similarly in 2001, deferred foreign exchange losses amounted to R$ 63 million and depreciation and amortization expenses, R$ 77 million, thus remaining almost unchanged in relation to 2002.

o    OTHER OPERATING REVENUES / EXPENSES
     -----------------------------------

Braskem recorded an asset of R$ 1,030 million relating to the right to an IPI tax credit associated to the acquisition by OPP Quimica (a wholly owned subsidiary of Braskem) of raw materials either exempt or not subject to this tax.

This credit originated from a legal suit filed by the company in July 2000 for upholding the principle of non-accumulation of the IPI, and petitioning the company's right to the tax credit on acquisitions of raw materials and inputs which are either exempt, tax-free or enjoying a zero tax bracket.


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                                      -8-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


On December 19, 2002, based on previous decisions, the Federal Supreme Court
(STF), gave its ruling on the Appeal lodged by the Brazilian Internal Revenue Service, fully upholding the ruling of the Regional Federal Court - the 4th region TRF, recognizing OPP Quimica's right to an IPI tax credit on such acquisitions. Additional details relating to this IPI tax credit can be found in explanatory note 13 of the Company's financial statements.

In view of the foregoing, OPP Quimica has registered credits amounting to R$ 1,030 million. Of the total value, the amount of R$ 279 million has already been offset against IPI taxes due from OPP Quimica. With respect to the remaining amount, based on earnings and future results forecasts, management expects that the amount will be fully offset by 2005, also using other tax payments due from OPP Quimica. The estimated tax credits to be used in 2003 of R$ 239 million were recorded under current assets and the remainder as a long-term asset under the item "Taxes and social contributions to be recovered".

This court ruling covers OPP Quimica's industrial plants located in the State of Rio Grande do Sul only. Identical court actions covering the remaining industrial plants of OPP Quimica and the controlled companies Trikem S.A. and Polialden Petroquimica S. A., located in the states of Sao Paulo, Bahia and Alagoas, are progressing through the courts at the first or second stage of legal proceedings. The calculation and recognition of the amounts relating to these actions are to be determined in accordance with the specific elements of each final court decision. At this juncture, it is not considered a practical proposition to establish values under the present circumstances.

o    EBITDA
     ------

In 2002, Ebitda amounted to R$ 2,114                      EBITDA
million, significantly up on the R$                     (R$ MILLION)
1,158 million reported in 2001. Ebitda
was favorably impacted by the IPI tax                [GRAPHIC OMITTED]
credit (as described above). For a
better comparative analysis of 2002 and
2001 Ebitda figures the amounts for
expenditure with the integration process and others mentioned under the item
"Selling, General and Administrative
Expenses" of this management report
should also be taken into consideration.

o    STAKES IN CONTROLLED AND AFFILIATE COMPANIES
     --------------------------------------------

In 2002, this item totaled R$ 285 million, significantly higher than the result of R$ 64 million in 2001. The principal factors contributing to this result were: foreign exchange rate gains on shareholders equity in controlled companies domiciled overseas as well as gains recorded from companies incorporated as a result of the process involving the creation of Braskem.


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                                      -9-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


o    NET FINANCIAL RESULT
     --------------------

                                                             (in millions of R$)
                                                                    2002
      -------------------------------------------------------------------------

      (1)  F/X IMPACT                                                  (1.925)
           ----------

           (1.1)  AMORTIZATION OF 2001 DEFERRED F/X LOSSES      (190)

           (1.2)  NET F/X VARIATION                            (1.735)

                     On F/X liabilities                        (2.114)
                     On F/X assets                               379


      (2)  FINANCIAL RESULT EXCLUDING F/X EFFECT                       (1.070)
           -------------------------------------

                     INTEREST/MONETARY RESTATEMENT              (827)
                        Interest                                (510)
                        Monetary Restatement                    (317)
                     CPMF, BANKING EXPENSES AND OTHERS          (243)


        ===============================================================
        FINANCIAL RESULT* ..........,.......... [(1.2) + (2)] = (2.805)

             *Net F/X variation + Fin. result excluding F/X impact
        ===============================================================

The currency devaluation of 52% in 2002 (19% in 2001) was the principal factor contributing to the increase in Braskem's net financial expenses which totaled a R$ 2,805 million in the period as against a negative R$ 1,261 million recorded in 2001. The financial result for 2001 includes R$ 253 million corresponding to deferred and not yet amortized foreign exchange rate losses.

The net negative financial result shown in detail above comprises the foreign exchange-related impact for the financial year (R$ 1,735 million), associated to the financial result excluding the foreign exchange impact (R$ 1,070 million).

o    NON-OPERATING RESULT
     --------------------

The negative non-operating result of R$ 65 million recorded in 2002 compares with a positive figure of R$ 310 million in 2001. The year-on-year variation of R$ 375 million was due basically to the positive result of R$ 284 million from the sale of corporate stakes during the financial year 2001, associated with additional provisions of R$ 61 million in 2002 for losses on investments.

o    NET RESULT
     ----------

The good operating performance recorded during the year is reflected in the Ebitda of R$ 2.1 billion, strongly impacted by the foreign exchange devaluation of 52% during the period which generated a negative impact of R$ 1.9 billion. The end effect of this was that Braskem recorded a loss of R$ 794 million for the financial year.


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                                      -10-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


4. Consolidated Debt
--------------------------------------------------------------------------------


In 2002, Braskem reduced its net debt by US$ 319 million, total outstanding debt declining from US$ 2.2 billion in December 31, 2001 to US$ 1.9 billion in December 31, 2002, as recorded in the pro-forma consolidated financial statements.

On the basis of the pro-forma figures             CONSOLIDATED NET DEBT
used for analysis purposes in this                    (US$ MILLION)
report, net debt on December 31, 2002
totaled R$ 6,815 million, 11% less                  [GRAPHIC OMITTED]
(equivalent to R$ 883 million) than the
R$ 7,698 million recorded in September
2002. In the final quarter of 2002
alone, the Company successfully renewed
loan contracts worth R$ 1.4 billion in
spite of restrictions on credit
availability in the domestic and
international markets. Set against this
adverse background, Braskem was able to
report a significant reduction in short
term debt which accounted for 34% of the total outstanding debt on December 31, 2002, against 39% in the previous
September. This was only made possible thanks to the Company's solid operating cash flow and the privileged relationship, which it enjoys with the financial community.

      SHORT-TERM MATURITIES            The total net consolidated debt of R$ 6.8
          (R$ MILLION)                 billion, includes R$ 643 million in
                                       subordinated debentures for which payment
        [GRAPHIC OMITTED]              of principal and interest is scheduled
                                       for May 2007. Braskem's net debt is
                                       comprised of 69% in US dollar-indexed
                                       liabilities, while a further 15% is
                                       linked to the TJLP, 11% to the CDI and 5% to the IGP-M.

                                       The ratio net debt / Operating Cash
                                       Generation (GOC), when expressed in local currency posted an important reduction falling from 4.93 in December 31, 2001 to
                                       3.17 in December 31, 2002.

In 2002, Braskem continued its policy of protecting those assets and liabilities exposed to the oscillations in the Real/US dollar exchange rate by using the appropriate financial hedge instruments, irrespective of the natural hedge, which the petrochemical industry enjoys together with funding operations backed by the Company's exports. These trade finance lines accounted for 34% of Braskem's gross consolidated debt.


5.   CAPITAL EXPENDITURES
--------------------------------------------------------------------------------

The Company invested R$ 364 million in its capital expenditure programs in 2002, compared with R$ 383 million in 2001. The principal investment during the year was R$ 216 million in increased installed ethylene capacity at the Basic Petrochemicals Unit in Camacari, Bahia, and already mentioned above.

--------------------------------------------------------------------------------
                                      -11-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


NET DEBT/OPERATING CASH GENERATION                    AMORTIZATION SCHEDULE
           RATIO

     [GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]

Braskem assets are modern and competitive with the capacity to satisfy expected growth in demand for thermoplastics without the need for any significant additional investment in the next few years.


6.   CORPORATE GOVERNANCE, INVESTOR RELATIONS AND CAPITAL MARKETS
--------------------------------------------------------------------------------

On February 13, 2003, Braskem complied with the conditions of Level 1 of Bovespa's Corporate Governance, establishing the Company's commitment to improve its transparency levels when communicating with the market and to the increased public dispersal of its shares. On the occasion of its classification under Level 1, Braskem confirmed its commitment to comply with the requirements of Level 2 of Bovespa within two years.
During 2002, Braskem sought to improve its activities in the Investor Relations
(IR) area by establishing a permanent line of communication between the Company and the domestic and international financial community. We would particularly highlight the development of the IR section in the Company's website, providing a continuous flow of information on corporate operations and events, legal publications, share prices and on Braskem's component companies, news and financial results as well as a web-mail facility for direct contacts with the IR department.
Braskem also pursues a policy of directly interacting with the domestic financial market principally through its meetings with the Brazilian Association of Capital Market Analysts (Abamec) for the presentation and discussion of the Company's performance and results.

In 2002, Braskem's preferred class A shares posted a closing price of R$ 220 per thousand shares, 46% less than the closing price for 2001. This performance largely reflected the negative effects of the 52% devaluation during the period on the Company's foreign currency denominated debt. For the same reasons, Braskem's ADRs
Level II (BAK) on the New York Stock Exchange
(NYSE), recorded a depreciation of 72% in 2002, ending the year at US$ 3.30.
                                                        [GRAPHIC OMITTED]
On October 8, 2002, Braskem was invited
by the NYSE to be present at the
so-called "Opening Bell Ceremony" at the start of the Company's ADRs Level II trading in New York, thus underscoring its commitment to the international capital markets.


--------------------------------------------------------------------------------
                                      -12-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


During 2002, Braskem's securities were traded on all the days the Bovespa was open for business.


6.   OUTLOOK
--------------------------------------------------------------------------------

Trends in volumes and prices of our principal products in the second half of 2002, indicate a "fly-up" in the world petrochemical industry. According to the principal international consultancies which monitor the industry, this cycle is expected to peak in 2005. Expectations are for a progressive improvement in the sector's prices and returns from 2003 onwards. The reduced investment in new petrochemical capacity has meant that operating levels at existing plants have reported a consistent increase, thus creating the conditions for sustained price growth over the next few years.

The Brazilian market shows an even more favorable outlook. Brazil has recorded an expressive growth in demand for plastic resins over the past few years. In 2002, the average compound growth rate for consumption of polyethylene, polypropylene and PVC - Braskem's leading products - was 6.2% compared with 2001. This confirms the elasticity of demand in this segment over the past 12 years, during which time there was an average annual growth of 8%, 3.7 times the Brazilian GDP. In addition, the Brazilian rate of consumption per capita continues extremely low in relation to other economies. This points to sustained levels of high growth over the long term, associated to the substitution of traditional materials for plastic with market opportunities which are yet only at an incipient stage.

Braskem is confident as to the outlook for a major improvement in conditions for the development of its business before the end of 2003 and is already well positioned to meet the additional demand from the Brazilian market. The Company is well placed to minimize the eventual impacts of the political and economic situation with opportunities already identified and programs established in the areas of operating excellence. In addition, Braskem will benefit from savings generated by synergies worth more than R$330 million on a recurring annualized basis and arising from the integration process.

In December 2002, Braskem's Board approved the Company's Business Plan for the 2003-2007 period, establishing objectives for significant improvements in company operating and financial performance. The Business Plan provides for investments of approximately R$ 300 million in 2003 and in line with the Company's historical average for the past few years. In addition to the continued quest for maximizing productivity, Braskem intends to focus increasingly on constantly upgrading the professional qualifications of its labor force and on the improvement in company know-how. These conditions are important prerequisites for creating additional value for all shareholders as well as for the Company's consolidation and growth to become the World Class Brazilian Petrochemical Industry.


7.   RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

On February 17, 2003, Braskem concluded a Public Offering for the acquisition of the common shares of the controlled company Nitrocarbono S.A., with a 99.99% acceptance on the part of the holders of these shares to exchange them for preferred shares in the Company. With the conclusion of this transaction, Braskem now holds 99.99% of the voting capital and 93.80% of Nitrocarbono's total capital.

In February 2003, Braskem signed sales contracts for a value totaling in excess of R$ 700 million. These contracts were signed with Rio Polimeros S.A. to supply high-density


--------------------------------------------------------------------------------
                                      -13-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


polyethylene and linear low-density polyethylene and with Rhodia-ster S.A. to supply para-xylene.


8.   BRASKEM'S PRESENTATIONS AND CONFERENCE CALL
--------------------------------------------------------------------------------

Braskem is to present its results for 2002 to the domestic financial community at meetings to be held by the branches of ABAMEC in Sao Paulo and Rio de Janeiro on March 14, 2003. Additionally, the Company is to hold an international conference call on March 17, 2003. For further detail, please see the company website at www.braskem.com.br or contact the IR department.


--------------------------------------------------------------------------------
Braskem is a world-class Brazilian company, leader in the thermoplastics segment in Latin America and among the five largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil and produces 4.3 million tons of petrochemical products per year.
--------------------------------------------------------------------------------


For Additional information, please contact:


                                              JOSE MARCOS TREIGER
VASCO BARCELLOS                               Investor Relations                       LUIZ HENRIQUE VALVERDE
Investor Relations                            Tel: (5511) 3443 9529                    Investor Relations
Tel: (5511) 3443 9178                         Fax: (55 11) 3443 9532                   Tel: (5511) 3443 9744
Fax: (55 11) 3443 9532                        E-mail: jm.treiger@braskem.com.br        Fax: (5511) 3443-9532
                                                      -------------------------        E-mail: luiz.valverde@braskem.com.br
E-mail: vasco.barcellos@braskem.com.br                                                         ----------------------------
        ------------------------------


--------------------------------------------------------------------------------
                                      -14-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


                                  ATTACHMENT I

                              BRASKEM IN NUMBERS*

ECONOMIC AND FINANCIAL INDICATORS               2002        2001     CHG %
---------------------------------               ----        ----     -----

GROSS SALES (R$MILLION)                          8,858       7,393      20
NET SALES (R$MILLION)                            6,991       5,631      24
EBITDA (R$ MM)                                   2,114       1,158      83
OPERATING CASH GENRATION (OCG (R$ MILLION)       2,150       1,058     103
NET FINANCIAL RESULT (R$ MILLION)               (2,805)     (1,008)    178
NET INCOME (LOSS) - (R$ MILLION)                  (794)        (99)    699

INVESTMENTS (R$ MILLION)                           364         383      (5)

NET DEBT (R$ MILLION)                            6,815       5,217      31
NET DEBT (US$ MILLIION)                          1,929       2,248     (14)
NET DEBT / OCG RATE                               3,17        4,93     (36)

================================================================================

OPERATING INDICATORS                            2002        2001     CHG %
---------------------------------               ----        ----     -----

SALES VOLUME (TONS)
  - Thermoplastics                           1,532,528   1,428,415       7
  - Ethylene                                   994,826   1,064,840      (7)

PRODUCTION VOLUME (TONS)
  - Thermoplastics                           1,525,560   1,450,935       5
  - Ethylene                                   989,276   1,069,724      (8)

================================================================================

PRODUCTIVITY INDICATORS                         2002        2001     CHG %
---------------------------------               ----        ----     -----

NET SALES / EMPLOYEE (R$ 000)                    2,483       1,706      46
EBITDA / EMPLOYEE (R$ 000)                         751         321     134

=================================            =========  ==========   =====
(*) In conformity with the pro-forma financial statements (excludes the effect of CVM Rule 247)


--------------------------------------------------------------------------------
                                      -15-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


                                  ATTACHMENT II


                           BRASKEM S.A. (CONSOLIDATED)

                           PRO-FORMA INCOME STATEMENT
                                 (R$ MILMILLION)


--------------------------------------------------------------------------------
                                                       2002      2001    CHANGE
                                                        A         B      (A)/(B)
--------------------------------------------------------------------------------
Gross Revenues                                         8.858     7.393      20
--------------------------------------------------------------------------------
Net Revenues                                           6.991     5.631      24
--------------------------------------------------------------------------------
Cost of Goods Sold                                    (5.747)   (4.468)     29
--------------------------------------------------------------------------------
Gross Profit                                           1.244     1.163       7
--------------------------------------------------------------------------------
Selling, General and Administrative Expenses            (543)    (284)      91
--------------------------------------------------------------------------------
Depreciation and Amortization                           (272)    (140)      94
--------------------------------------------------------------------------------
Other operating revenues (expenses)                    1.142       68       -
--------------------------------------------------------------------------------
Equity Income                                            285       64       -
--------------------------------------------------------------------------------
Operating Profit (pre-financial items)                 1.856      871      113
--------------------------------------------------------------------------------
Net Financial Result                                  (2.805)   (1.008)    178
--------------------------------------------------------------------------------
Operating Profit                                        (949)    (137)      -
--------------------------------------------------------------------------------
Other non-operating revenues (expenses)                  (65)     310       -
--------------------------------------------------------------------------------
Pre-tax profit (loss)                                 (1.014)     173       -
--------------------------------------------------------------------------------
Income tax                                               (56)     (51)      10

Minority Participation                                   276     (221)      -
--------------------------------------------------------------------------------
Net income (loss)                                       (794)     (99)      -
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
EBITDA                                                 2.114     1.158      83
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                      -16-

BRASKEM                                            [LOGO OMITTED] [LOGO OMITTED]


                                 ATTACHMENT III

                           BRASKEM S.A. (CONSOLIDATED)

                             PRO-FORMA BALANCE SHEET
                                  (R$ MILLION)


-------------------------------------------------------------------------------------
                     ASSETS                             2002        2001     CHANGE %
                                                         A           B        (A/B)
-------------------------------------------------------------------------------------
Current Assets                                          3.184       2.206       44
-------------------------------------------------------------------------------------
   . Cash and marketable securities                       601         387       55
-------------------------------------------------------------------------------------
   . Accounts receivable                                  883         544       62
-------------------------------------------------------------------------------------
   . Inventory                                            769         634       21
-------------------------------------------------------------------------------------
   . Taxes to be recovered                                632         293      116
-------------------------------------------------------------------------------------
   . Others                                               299         348      (14)
-------------------------------------------------------------------------------------
Non-current Assets                                      1.307         931       40
-------------------------------------------------------------------------------------
    . Related Parties                                      33         275      (88)
-------------------------------------------------------------------------------------
    . Receivables and marketable securities               119         116        3
-------------------------------------------------------------------------------------
    . Others                                            1.155         540      113
-------------------------------------------------------------------------------------
Plant, property and equipment                           8.867       6.808       30
-------------------------------------------------------------------------------------
Total Assets                                           13.358       9.945       34
-------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                    2002        2001     CHANGE %
                                                         A           B        (A/B)
-------------------------------------------------------------------------------------
Current Liabilities                                     5.118       3.023       69
-------------------------------------------------------------------------------------
   . Suppliers                                          1.606         600      168
-------------------------------------------------------------------------------------
   . Financing                                          2.583       1.998       29
-------------------------------------------------------------------------------------
   . Others                                               929         425      119
-------------------------------------------------------------------------------------
Non-current Liabilities                                 6.001       4.418       36
-------------------------------------------------------------------------------------
   . Financing                                          4.931       3.606       37
-------------------------------------------------------------------------------------
   . Related Parties                                      265         181       46
-------------------------------------------------------------------------------------
   . Others                                               805         631       28
-------------------------------------------------------------------------------------
Shareholders' Equity                                    2.239       2.504      (11)
-------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity             13.358       9.945       34
-------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                      -17-